SPOUSAL CONTINUANCE RIDER

This rider is effective only under the following conditions:

1.   There is only one Annuitant.

2.   The Annuitant is the only owner of the contract.

3.   The Annuitant's spouse is the Only Class 1 (primary) beneficiary.

4.   The Annuitant dies before the Annuity Date.

At the Annuitant's death, the contract will continue and, effective as of the date of death, the spouse will be the Annuitant and owner.

If the spouse requests a full withdrawal within 60 days from the date of the Annuitants death, we will pay the spouse the amount that would have been payable by reason of the Annuitant's death, calculated as of the date we receive the withdrawal request or the date we receive due proof of death, if later.

If the spouse requests a full withdrawal more than 60 days after the date of the Annuitant's death, the provisions in the contract for withdrawals will apply.

Rider attached to and made a part of this contract on the Contract Date.

The Prudential Insurance Company of America.


By [SPECIMEN]
   Secretary



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ORD 89011--93
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